NORWEST FINANCIAL, INC.

            Computation of Ratios of Earnings to Fixed Charges

                                 Exhibit 12


                                         Years Ended December 31,

(Thousands of Dollars)

                               1998      1997      1996      1995      1994

Net earnings                 $238,604  $269,450  $276,331  $267,941  $223,340


Add:

  Fixed charges:

  Interest including
  amortization of
  debt expense                485,784   401,736   372,859   359,079   259,605

  One third of rentals*        13,406    12,107    10,748    10,317     9,747

  Total fixed charges         499,190   413,843   383,607   369,396   269,352

  Provision for income taxes  121,668   144,082   148,096   147,873   116,900

  Total net earnings,
  fixed charges and
   income taxes -
  "Earnings"                 $859,462  $827,375  $808,034  $785,210  $609,592


Ratio of earnings
  to fixed charges               1.72      2.00      2.11      2.13      2.26




* One-third of rentals is deemed representative of the interest factor.